Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended and

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Bank of America Corporation

Subject Company: FleetBoston Financial Corporation

Exchange Act File Number of

Subject Company: 1-6366

A Message from the Chairman

Bank of America and FleetBoston Financial to merge

To my teammates:

This morning, we announced an historic expansion of our company: Bank of America and FleetBoston Financial Corporation have agreed to merge.

This merger will bring our company several immediate advantages. First, we will hold leading retail banking market positions throughout New England, including some of the best retail markets in the country. Second, we will greatly increase our distribution in asset management. Third, we will further diversify our revenues and risks, and fourth, we will expand and deepen our already talented leadership team.

There is another important reason for this merger. Today, we are strengthening our position as America’s bank. We are building a company that will deliver more financial service capabilities to more Americans than any bank has in our nation’s history.

This combination is about delivering the combined capabilities of two powerful organizations to our customers, shareholders and communities. Customers will benefit from the most extensive retail franchise in the nation, a shared commitment to service excellence, and a full range of traditional and innovative financial products and services. Shareholders will benefit from the best bank franchise in America, unmatched diversity of revenues and resources, and the most talented management team in the industry. Our communities will benefit from our shared tradition of public-private partnership, community development and philanthropic investment.

The business rationale for this merger is compelling. Just as critical is our confidence that we are coming together with a group of people who share our values, and our culture of higher standards. Two quick examples are Fleet’s shared pursuit of process excellence through Six Sigma, and our shared commitment to community development.

As we begin the work of bringing our two great organizations together, it is imperative that we all stay focused on our customers and clients, providing the high standard of service they expect and deserve. Starting today, we and our new teammates are working together to build a shared future as the world’s premier financial services company. I look forward to all we’ll do to make Bank of America the most admired company in the world.

Additional Information About this Transaction

Bank of America Corporation (“Bank of America”) and FleetBoston Financial Corporation (“FleetBoston”) will file a Joint Proxy Statement/Prospectus and other documents regarding this transaction with the Securities and Exchange Commission (“SEC”). Bank of America and FleetBoston will mail the Joint Proxy Statement/Prospectus to their respective stockholders. These documents will contain important information about the transaction, and Bank of America and FleetBoston urge you to read these documents when they become available.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Bank of America’s website (www.bankofamerica.com) under the tab “About Bank of America” and then under the heading “SEC Documents”. You may also obtain these documents, free of charge, from FleetBoston’s website (www.fleet.com) under the tab “About Fleet” and then under the heading “Investor Relations” and then under the item “SEC Documents”.

Participants in this Transaction

Bank of America and FleetBoston and their respective directors and executive officers may be deemed participants in the solicitation of proxies from stockholders in connection with this transaction. Information about the directors and executive officers of Bank of America and FleetBoston and information about other persons who may be deemed participants in this transaction will be included in the Joint Proxy Statement/Prospectus. You can find information about Bank of America’s executive officers and directors in their definitive proxy statement filed with the SEC on March 27, 2003. You can find information about FleetBoston’s executive officers and directors in their definitive proxy statement filed with the SEC on March 17, 2003. You can obtain free copies of these documents from Bank of America and FleetBoston using the contact information above.